Joint Owner Amendment


This Amendment forms a part of the Contract to which it is attached and is effective as of the Effective Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Amendment will control. The Contract is amended as follows:

1. Upon the death of a joint Contract Owner, the surviving Contract Owner will be treated as the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated. A Contract may not have joint Contract Owners and a Contingent Owner.

2. If a joint Contract Owner dies before the Income Date, the entire Contract Value will be distributed within five (5) years of the date of death unless:

i. It is payable over the life of the designated beneficiary with distributions beginning within one (1) year of the date of death; or

ii. The beneficiary who is the spouse of the deceased Contract Owner elects to continue the Contract in his or her own name.

3. An election by a beneficiary to receive periodic payments in lieu of a lump sum payment must be made within sixty (60) days after the date on which such lump sum first becomes payable.

4. If the deceased Contract Owner was also the Annuitant, the amount paid under paragraph 2 above shall be the death benefit payable on death of the Annuitant as stated in the Contract.

5. In all events, the Contract will be continued and administered in accordance with Section 72(s) of the Internal Revenue Code, as amended.